Mail Stop 3561

October 12, 2006

Michael Lee, President
Zipglobal Holdings, Inc.
420 Washington Street, Unit LL-6
Braintree, MA 02184

> **Re:** **Zipglobal Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 3, 2006**
> **File No. 333-135134**

Dear Mr. Lee:

We have reviewed your filing in response to our letter dated July 17, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Statement of Consolidated Stockholders' Equity, page F-5

1. We have reviewed your response to comment 5 in our letter dated September 7, 2006. Please remove the initial two line items from your Statement of Consolidated Stockholders' Equity that relate to balances of Beasley Holdings, Inc. prior to the reverse merger. The beginning balance of your statement should reflect the effect of the exchange ratio established in the merger agreement.

Revenue Recognition, page F-9

2. We have reviewed your response to comment 6 in our letter dated September 7, 2006 and note your statement that resale revenues are not recognized up-front but when each minute has been used by a customer. Based on the related journal entries you provided on page 6 of your response letter dated August 31, 2006 and your disclosures on page F-9, however, it appears you recognize revenue in your resale business as the minutes are sold as opposed to when they are used. Please

confirm that you defer revenues until the minutes are used by your resale customers and clarify your accounting policy for recognizing resale revenues accordingly.

Note K – Subsequent Event, page F-14

3. We have reviewed your response to comment 8 in our letter dated September 7, 2006. In regard to your options issuances, please:

- Tell us how you determined the expected life of the options should be the same for issuances to both employees and nonemployees. Specifically tell us how your accounting policy is consistent with footnote 7 of SAB Topic 14. Generally, the nature of specific terms in employee share options, including nontransferability, nonhedgability and the truncation of the contractual term due to post-vesting service terminations, requires that when valuing an employee share option under the Black-Scholes-Merton framework, the fair value of an employee share option be based on the option's expected term rather than the contractual term. Since options granted to nonemployees typically do not include these terms, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of options granted to nonemployees;

- Explain why you did not recognize any expense for options issued to nonemployees considering the options were issued and the service period began prior to quarter end. Please quantify the amount of stock-based compensation that would have been recognized in the period ending June 30, 2006 had you appropriately expensed the option issuances; and

- Disclose the weighted-average period over which the total nonvested employee compensation cost is expected to be recognized;

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        FAX (732) 530-9008